TERNIUM S.A. Société anonyme holding Registered office: 46A, avenue John F. Kennedy L-1855 Luxembourg R.C.S. Luxembourg B 98 668
November 18, 2010
Mr. Terence O’ Brien,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549-4631.

Re:	Ternium S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-32734
Dear Mr. O’ Brien:
Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated November 4, 2010, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer (the “Comment Letter”).
The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s Consolidated Financial Statements incorporated to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”).
1.	We note the calculations you provided for the US$ 136 million gain recognized for the accretion of the receivable. It is unclear how these calculations comply with the guidance provided in IAS 39 for the measurement of loans and receivables in accordance with paragraphs 45-46 of IAS 39. Please provide us with a detailed explanation as to how you determined your accounting complies with IAS 39, including the specific references that support your accounting. Please also refer to paragraphs AG5-AG8 of IAS 39 for additional guidance.
R:	The Company respectfully advises the Staff that it believes that its accounting of the receivable with CVG complies with the guidance provided in IAS 39. As further discussed below, the Company has used the effective interest rate method to discount that receivable in all measurements subsequent to its initial recognition as provided in paragraphs 46 and AG8 of IAS 39.

a)	Initial Measurement of the Receivable
Upon reaching agreement with CVG and Venezuela on May 7, 2009, for the transfer of Ternium’s interest in Sidor, the Sidor financial asset was valued in an amount of 1,782.0 million. The valuation of the financial asset was made using discounted cash flow analysis in accordance with paragraphs 43 and 48A of IAS 39.
As described in our response letter dated November 1, 2010, the Sidor financial asset consisted of two tranches: a first tranche of USD 945 million, payable in six equal quarterly installments beginning in August 2009 until November 2010, and a the second tranche, of USD 626 million, due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.
To determine the present value of the receivable at May 7, 2009, management estimated the timing of future cash flows from the second tranche on the basis of the expected changes of the WTI crude oil price using observable market data available at May 7, 2009 and, as mentioned in our November 1 letter, applied a 14.36% discount rate to the amount so determined.
b)	Subsequent Measurement of the Receivable
As explained in our November 1 letter, actual WTI crude oil prices increased more rapidly than originally expected and, thus, the cash receipts on the second tranche accelerated, causing a change in the original estimates as to timing of payments on the second tranche.
In its subsequent measurement, the Sidor financial asset was classified within the “Loans and receivables” category under paragraph 45 (c) of IAS 39. Accordingly, after initial recognition, the Company valued the Sidor financial asset at amortized cost using the effective interest method following the guidance contained in IAS 39, paragraph 46 (a) and, as provided in IAS 39 paragraph AG8, the Company recalculated the carrying amount of the Sidor financial asset at December 31, 2009, to reflect actual and estimated cash flows. For these purposes, the Company calculated the present value of the receivable on the basis of actual cash payments made by CVG as of December 31, 2009 and an updated estimate of future cash receipts (based on the expected changes in the WTI crude oil price derived from observable market data available at such date). As required by paragraph AG8 of IAS 39, the present value of the Sidor financial asset was estimated using the original effective interest rate (i.e., the annual discount rate of 14.36%) and the resulting adjustments were recognized in profit or loss.

To assist the Staff in its review of the Company’s accounting treatment of the receivable, set forth below is a reconciliation between the discounted value of the receivable at May 7, 2009 and its discounted value at December 31, 2009, including separate identification of (i) cash receipts, and (ii) interest accrued during the period.

Thousands of USD
Present value at May 7, 2009	1,782,018
Actual cash receipts for the year	(953,611)

Subtotal	828,407
Present value at December 31, 2009	964,359

Interest accrued through December 31, 2009	135,952
* * * * *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,
/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

cc:	Tracey Houser
Jeanne Baker
(Securities and Exchange Commission)

Daniel López Lado
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo
(Sullivan & Cromwell LLP)

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